UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
  REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 33-67738

                          SAM HOUSTON RACE PARK, LTD.
             (Exact name of registrant as specified in its charter)

                             ONE SAM HOUSTON PLACE
                      7575 NORTH SAM HOUSTON PARKWAY WEST
                              HOUSTON, TEXAS 77064
                                 (281) 807-8700

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  11% SENIOR SECURED EXTENDIBLE NOTES DUE 2001
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    /  /      Rule 12h-3(b)(1)(i)       /X /
         Rule 12g-4(a)(1)(ii)   /  /      Rule 12h-3(b)(1)(ii)      /  /
         Rule 12g-4(a)(2)(i)    /  /      Rule 12h-3(b)(2)(i)       /  /
         Rule 12g-4(a)(2)(ii)   /  /      Rule 12h-3(b)(2)(ii)      /  /
                                          Rule 15d-6                /  /

    Approximate number of holders as of the certification or notice date:  0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Sam Houston Race Park, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 8, 2000                     By:    /S/ Bernard L. Birkel
                                                    Bernard L. Birkel
                                                        Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.